SIDLEY AUSTIN llp 787 Seventh Avenue New York, NY 10019 (212) 839 5300 (212) 839 5599 FA	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON LOS ANGELES	NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

Founded 1866

October 5, 2011

VIA EDGAR

Mr. John Ganley Division of Investment Management Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549
Re:	Post-Effective Amendment No. 188 to the Registration Statement on Form N-1A of BlackRock Funds (the “Trust”) relating to BlackRock Emerging Markets Long/Short Equity Fund

Dear Mr. Ganley:

On behalf of the Trust, we herewith transmit for filing, under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), Post-Effective Amendment No. 188 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) with respect to BlackRock Emerging Markets Long/Short Equity Fund (the “Fund”), formerly known as the BlackRock Emerging Market Long/Short Equity Portfolio.

The Amendment is being filed pursuant to Rule 485(b) under the Securities Act and it is proposed that the Amendment become effective on October 6, 2011.

The Amendment is being filed for the purpose of completing the information required to be provided in the Registration Statement. We have reviewed the Amendment and represent that it does not contain disclosure that would render it ineligible to become effective pursuant to Rule 485(b).

The Amendment also contains the Trust’s responses to the telephonic comments provided by John Ganley of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on July 21, 2011 regarding the Trust’s Post-Effective Amendment No. 172 to its Registration Statement filed with the Commission on June 2, 2011 for the purpose of registering a new series of the Trust. The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Trust. The Trust’s responses to the Staff’s comments are set out immediately under the

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restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

Prospectus

Comment 1: In the “Fund Overview – Investment Objective” section, please consider removing the reference to the Fund being a series of BlackRock Funds.

Response: This disclosure is included consistently in multiple prospectuses for various series of the Trust. The Fund believes the disclosure is helpful to investors in understanding the Trust’s structure, and has elected to retain the disclosure.

Comment 2: Please provide a completed Fee Table to the Staff prior to making a filing pursuant to Rule 485(b) for the Fund.

Response: A completed fee table was provided supplementally to the Staff on September 27, 2011.

Comment 3: The Staff continues to object to the first footnote that discusses the CDSC payable under certain circumstances upon the redemption of Investor A Shares.

Response: The Fund respectfully declines to delete footnote 1 to the Fee Table. The Trust refers the Staff to the correspondence filed with Post-Effective Amendment No. 20 to the Registration Statement on Form N-1A of BlackRock Global SmallCap Fund, Inc. (File Nos. 033-63399 and 811-07171) by Willkie Farr & Gallagher LLP, which discusses the Fund’s rationale for not deleting footnote 1 to the Fee Table.

Comment 4: Will the “Other Expenses” line item in the Fee Table include dividends paid on short sales? If so, consider including a footnote to the table explaining this.

Response: The Fund confirms that “Other Expenses” will include dividends paid on short sales; however, as the Fund intends to maintain long and short positions through the use of swap agreements and other derivative instruments, it does not expect to have significant dividends on short sales and does not believe it needs additional disclosure regarding such dividends on short sales in the Fee Table at this time. It will consider adding a separate line item (or footnote) in the future if it believes it is appropriate at that time.

Comment 5: If the Fund enters into derivative transactions with counterparties, will there be a cap on exposure to a particular counterparty? No additional disclosure is required if exposure to any one counterparty is limited to 25% or less of total assets. If there is no such limit, consider providing a covenant to add disclosure relating to a counterparty if exposure to a particular counterparty reaches 25%.

October 5, 2011 Page 3

Response: The Fund has confirmed that it does not expect to have exposure to a particular counterparty of more than 25% at any time. At the Staff’s request, disclosure to this effect has been added to the Statement of Additional Information.

Comment 6: Please replace the derivatives risk factor with more specific risk disclosure that details the risks of investing in particular types of derivative transactions in which the Fund invests. In addition, please disclose in the primary strategies/risks disclosure only those types of derivative transactions that are in fact primary strategies/risks.

Response: The “Derivatives Risk” under “Fund Overview – Principal Risks of Investing in the Fund” has been revised to read as follows:

“The Fund’s use of derivatives may reduce the Fund’s returns and/or increase volatility. Volatility is defined as the characteristic of a security, an index or a market to fluctuate significantly in price within a short time period. Derivatives are also subject to counterparty risk, which is the risk that the other party in the transaction will not fulfill its contractual obligation. A risk of the Fund’s use of derivatives is that the fluctuations in their values may not correlate perfectly with the overall securities markets. The possible lack of a liquid secondary market for derivatives and the resulting inability of the Fund to sell or otherwise close a derivatives position could expose the Fund to losses and could make derivatives more difficult for the Fund to value accurately. Derivatives may give rise to a form of leverage and may expose the Fund to greater risk and increase its costs. Recent legislation calls for new regulation of the derivatives markets. The extent and impact of the regulation is not yet known and may not be known for some time. New regulation may make derivatives more costly, may limit the availability of derivatives, or may otherwise adversely affect the value or performance of derivatives.

Risks Specific to Certain Derivatives Used by the Fund

Swaps — Swap agreements involve the risk that the party with whom the Fund has entered into the swap will default on its obligation to pay the Fund and the risk that the Fund will not be able to meet its obligations to pay the other party to the agreement. The income tax treatment of swap agreements is unsettled and may be subject to future legislation, regulation or administrative pronouncements issued by the Internal Revenue Service. If such future guidance limits the Fund’s ability to use derivatives, the Fund may have to find other ways of achieving its investment objective.

Forward Foreign Currency Exchange Contracts — Forward foreign currency exchange contracts do not eliminate fluctuations in the value of non-U.S. securities but rather allow the Fund to establish a fixed rate of exchange for a future point in time. This strategy can have the effect of reducing returns and minimizing opportunities for gain.

October 5, 2011 Page 4

Contracts for Difference — Contracts for difference are subject to liquidity risk because the liquidity of contracts for difference is based on the liquidity of the underlying instrument, and are subject to counterparty risk, i.e., the risk that the counterparty to the contracts for difference transaction may be unable or unwilling to make payments or to otherwise honor its financial obligations under the terms of the contract. To the extent that there is an imperfect correlation between the return on the Fund's obligation to its counterparty under the contract for difference and the return on related assets in its portfolio, the contracts for difference transaction may increase the Fund's financial risk. Contracts for difference, like many other derivative instruments, involve the risk that, if the derivative security declines in value, additional margin would be required to maintain the margin level. The seller may require the Fund to deposit additional sums to cover this, and this may be at short notice. If additional margin is not provided in time, the seller may liquidate the positions at a loss for which the Fund is liable. Contracts for difference are not registered with the Securities and Exchange Commission or any U.S. regulator, and are not subject to U.S. regulation.”

Comment 7: Please add disclosure stating that shareholders will be given 60 days’ notice if the Fund changes its policy to invest 80% of total assets in certain securities. This disclosure may be included in either the summary section or the “Details About the Fund” section.

Response: The requested disclosure is currently set forth under “Details of the Fund – Primary Investment Strategies,” which states that:

“Under normal conditions, the Fund invests at least 80% of its total assets in global equity instruments and related derivative instruments issued by, or tied economically to, companies in emerging markets. This is a non-fundamental policy of the Fund and may be changed with 60 days’ prior notice to shareholders.”

Comment 8: How will derivatives, particularly swaps, be valued for purposes of the 80% test? Will the Fund use the notional amount for swaps (if yes, explain why this is consistent with the names rule).

Response: As currently disclosed, the Fund intends to invest at least 80% of its total assets in global equity instruments and related derivative instruments issued by, or tied economically to, companies in emerging markets. The Fund intends to use derivative instruments, such as swap agreements, including total return swaps and interest rate swaps, to further this investment strategy. Derivatives, such as swaps, may be used to obtain exposure to companies in emerging markets without actually owning or taking physical custody of the underlying security. The utilization of derivatives such as swaps may lead to efficiencies that will benefit the Fund’s shareholders, as it may be more difficult or costly to invest directly in securities of certain

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emerging market countries. In addition, the utilization of swaps may avoid certain tax costs and issues associated with investments in passive foreign investment companies.

The Fund notes that the adopting release for Rule 35d-1 states that compliance with the 80% requirement may be achieved through the use of certain synthetic instruments, such as derivatives. See Investment Company Names, Investment Company Act Release No. 24828 (January 17, 2001). Note 13 of such release states:

“The language of the proposal would have required an investment company with a name that suggests that the company focuses its investments in a particular type of security to invest at least 80% of its assets in the indicated securities. Proposed rule 35d-1(a)(2). We have modified this language to require that an investment company with a name that suggests that the company focuses its investments in a particular type of investment invest at least 80% of its assets in the indicated investments. Rule 35d-1(a)(2). In appropriate circumstances, this would permit an investment company to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.”

The Fund expects that a significant portion of its exposure to companies in emerging markets will be gained through the use of swaps. In a typical swap agreement, two parties agree to exchange the returns (or differentials in rates of returns) earned or realized on a particular predetermined investment. The gross returns exchanged between the parties are generally calculated with respect to “notional amount,” i.e., the return on or increase in value of a particular dollar amount invested in a particular underlying asset. Through the use of derivatives, the Fund may obtain a return that is the economic equivalent to the return that would have been obtained from a direct investment of the notional amount of the instrument underlying the swap

To the extent the Fund engages in swaps or other derivative transactions to acquire exposure for a potential investment that it could otherwise acquire directly, the Fund’s decision will reflect a determination that it is more efficient and cost effective to acquire the investment derivatively. The Fund will acquire equivalent investment exposure whether it invests through the use of derivative transactions or directly in the reference assets, and submits that the use of derivatives in this context is entirely consistent with the Fund’s investment policies and with the use of “emerging markets” in its name.

For the reasons discussed above, the Fund believes that the notional amount of the swap reflects the Fund’s true exposure to the underlying emerging market equity instruments for purposes of the 80% test.

October 5, 2011 Page 6

Comment 9: How will short sales be counted in the 80% of total assets invested in emerging market equity instruments.

Response: In response to discussions with the Staff, and pending further guidance from the Commission, the Fund currently intends to include short sale proceeds in the denominator, and the short sale position, if relating to emerging market instruments, in the numerator, in calculating compliance with the 80% test in Rule 35d-1.

Comment 10: Investing in securities of small-cap companies is disclosed as a primary risk, please add this as a primary strategy.

Response: The last sentence of the first paragraph under “Fund Overview – Principal Investment Strategies of the Fund has been modified as follows (new language is underlined): “The Fund may invest in securities of issuers of any market capitalization and in securities denominated in either U.S. dollars or foreign currencies.”

Comment 11: Investing in depositary receipts is disclosed as a primary risk, please add this as a primary strategy.

Response: The following disclosure, which is also included under “Details of the Fund – Principal Investment Strategies,” has been added under “Fund Overview – Principal Investment Strategies of the Fund”:

“Equity instruments consist of:

•	Derivative securities or instruments such as options, futures, contracts for difference, forward contracts and swaps (including interest rate swaps and total return swaps), the value of which is based on a common stock or group of common stocks. A contract for difference offers exposure to price changes in an underlying security without ownership of such security, typically by providing investors the ability to trade on margin. The Fund may utilize derivative instruments as a significant part of its strategy.
•	Common stock
•	Depositary receipts”

Comment 12: The Staff noted the use of certain investment terms, such as “alpha production” and “dynamic beta” in the section entitled “Details About the Fund – Investment Process” and requested that the meanings of such terms be described in such section.

Response: The second paragraph of the section has been replaced with the following:

“The Fund will offer investors long and short exposure to emerging markets equity instruments in a manner that seeks to produce returns that are uncorrelated to those

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obtained by investing in the market as a whole. The stock selection model, constructed by BlackRock's Scientific Active Equity Team, will direct the strategy using advanced techniques to identify mis-valuation across stocks and markets.”

Comment 13: Disclosure in the “Details About the Fund” section indicates that the Fund may invest in affiliated and unaffiliated investment companies as a primary investment strategy. Please add this as a primary strategy in the Summary section, or if this is not in fact a primary strategy, move this investment strategy from the “Details About the Fund” section to the “Other Strategies” section.

Response: The disclosure regarding this investment strategy has been moved to “Details About the Fund — How the Fund Invests — Other Strategies Applicable to the Fund.”

Comment 14: Please reverse the reference to prices rising and falling in the “Interest Rate Risk” disclosure.

Response: The Fund notes that as it both purchases and sells fixed-income securities, both the rise and fall of prices of such securities affect the Fund. The Fund does not believe the order is meaningful in this risk factor, and the Fund respectfully declines to revise the order.

Comment 15: The Staff requests that that the “Derivatives Risk” be set forth using sub-headings or bullets rather than as a single paragraph.

Response: Under “Details About the Fund – Main Risks of Investing in the Fund,” the “Derivatives Risk” has been modified as follows:

“Derivatives Risk — Derivatives are volatile and involve significant risks, including:

Volatility Risk — The Fund’s use of derivatives may reduce the Fund’s returns and/or increase volatility. Volatility is defined as the characteristic of a security, an index or a market to fluctuate significantly in price within a short time period. A risk of the Fund’s use of derivatives is that the fluctuations in their values may not correlate perfectly with the overall securities or commodities markets.

Counterparty Risk — Derivatives are also subject to counterparty risk, which is the risk that the other party in the transaction will not fulfill its contractual obligation.

Market and Liquidity Risk — Some derivatives are more sensitive to interest rate changes and market price fluctuations than other securities. The possible lack of a liquid secondary market for derivatives and the resulting inability of the Fund to sell or otherwise close a derivatives position could expose the Fund to losses and could make

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derivatives more difficult for the Fund to value accurately. The Fund could also suffer losses related to its derivatives positions as a result of unanticipated market movements, which losses are potentially unlimited. Finally, BlackRock may not be able to predict correctly the direction of securities prices, interest rates and other economic factors, which could cause the Fund’s derivatives positions to lose value.

Hedging Risk — When a derivative is used as a hedge against a position that the Fund holds, any loss generated by the derivative generally should be substantially offset by gains on the hedged investment, and vice versa. While hedging can reduce or eliminate losses, it can also reduce or eliminate gains. Hedges are sometimes subject to imperfect matching between the derivative and the underlying security, and there can be no assurance that the Fund’s hedging transactions will be effective.

Tax Risk — See “— Risks Specific to Certain Derivatives Used by the Fund — Swaps” and “— Tax and Regulatory Risk” below.

Regulatory Risk — Recent legislation calls for new regulation of the derivatives markets. The extent and impact of the regulation is not yet known and may not be known for some time. New regulation may make derivatives more costly, may limit the availability of derivatives, or may otherwise adversely affect the value or performance of derivatives.

Risks Specific to Certain Derivatives Used by the Fund

Swaps — Swap agreements involve the risk that the party with whom the Fund has entered into the swap will default on its obligation to pay the Fund and the risk that the Fund will not be able to meet its obligations to pay the other party to the agreement. The income tax treatment of swap agreements is unsettled and may be subject to future legislation, regulation or administrative pronouncements issued by the Internal Revenue Service. If such future guidance limits the Fund’s ability to use derivatives, the Fund may have to find other ways of achieving its investment objective. The Fund expects to settle or close out swap positions from time to time so that the value of any “in-the-money” swap positions with a single counterparty will not exceed 5% of the value of the Fund’s total assets. While this is intended to limit counterparty risk, it is also likely to result in the Fund realizing and distributing to its shareholders more short-term capital gains, which are taxable as ordinary income, and less long-term capital gains, which may be taxable at more favorable rates than ordinary income.

Forward Foreign Currency Exchange Contracts — Forward foreign currency exchange contracts do not eliminate fluctuations in the value of non-U.S. securities but rather allow

October 5, 2011 Page 9

the Fund to establish a fixed rate of exchange for a future point in time. This strategy can have the effect of reducing returns and minimizing opportunities for gain.

Contracts for Difference —Contracts for difference are subject to liquidity risk because the liquidity of contracts for difference is based on the liquidity of the underlying instrument, and are subject to counterparty risk, i.e., the risk that the counterparty to the contracts for difference transaction may be unable or unwilling to make payments or to otherwise honor its financial obligations under the terms of the contract. To the extent that there is an imperfect correlation between the return on the Fund's obligation to its counterparty under the contract for difference and the return on related assets in its portfolio, the contracts for difference transaction may increase the Fund's financial risk. Contracts for difference, like many other derivative instruments, involve the risk that, if the derivative security declines in value, additional margin would be required to maintain the margin level. The seller may require the Fund to deposit additional sums to cover this, and this may be at short notice. If additional margin is not provided in time, the seller may liquidate the positions at a loss for which the Fund is liable. Contracts for difference are not registered with the Securities and Exchange Commission or any U.S. regulator, and are not subject to U.S. regulation.”

To the extent derivatives are utilized to implement the Fund’s investment strategies, these transactions involve the risks described below with respect to investments in emerging market equity securities and short sales of securities.

Comment 16: The use of short sales is disclosed as a primary strategy and risk. Will this result in leverage? If so, please add leverage risk disclosure.

Response: The Short Sales Risk factors set forth in the “Fund Overview” section and the “Details About the Fund” section have been modified as follows (new language is underlined):

“Short Sales Risk — Because making short sales in securities that it does not own exposes the Fund to the risks associated with those securities, such short sales involve speculative exposure risk. The Fund may incur a loss as a result of a short sale if the price of the security increases between the date of the short sale and the date on which the Fund replaces the security sold short. Short sale transactions involve leverage because they can provide investment exposure in an amount exceeding the initial investment.”

“Short Sales Risk — Because making short sales in securities that it does not own exposes the Fund to the risks associated with those securities, such short sales involve speculative exposure risk. The Fund will incur a loss as a result of a short sale if the price of the security increases between the date of the short sale and the date on which the Fund replaces the security sold short. The Fund will realize a gain if the security declines

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in price between those dates. As a result, if the Fund makes short sales in securities that increase in value, it will likely underperform similar funds that do not make short sales in securities they do not own. There can be no assurance that the Fund will be able to close out a short sale position at any particular time or at an acceptable price. Although the Fund’s gain is limited to the amount at which it sold a security short, its potential loss is limited only by the maximum attainable price of the security, less the price at which the security was sold. Short sale transactions involve leverage because they can provide investment exposure in an amount exceeding the initial investment. The Fund may also pay transaction costs and borrowing fees in connection with short sales.”

The Fund notes that there is also separate “Leverage Risk” disclosure.

Comment 17: Please revise the “Valuation of Fund Investments” section to tailor it to the Fund in connection with the circumstances under which securities may be fair valued.

Response: The Fund believes the current disclosure is appropriate and reflects the fair valuation policies of the Fund. The Fund notes that the disclosure addresses small cap and emerging growth companies.

Comment 18: Please revise Investment Restriction 2 to reference “total assets” rather than “assets.” Note that the reference to “net assets” in instruction 4 to Item 9 of Form N-1A is in error and should reference “total assets.”

Response: Without necessarily agreeing with the Staff, the Fund has made the requested change. The investment restriction now states that the Fund may not “Invest more than 25% of its total assets, taken at market value, in the securities of issuers in any particular industry (excluding the U.S. government and its agencies and instrumentalities).”

Comment 19: Under “Conflicts of Interest” there is a reference to the Fund participating in a securities lending program. Please confirm whether such program is pursuant to an exemptive order.

Response: Yes. The lending program is pursuant to an exemptive order granted to Apex Municipal Fund, Inc., et al. (Release Nos. 25062 (July 12, 2001) (notice) and 25100 (August 3, 2001) (order)). BlackRock relies on such exemptive order pursuant to a no-action letter dated September 26, 2006.

Comment 20: Please explain why the benchmark selected for the Fund is an appropriate broad-based index.

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Response: The Fund believes the BofA Merrill Lynch 3-Month U.S. Treasury Bill Index is an appropriate broad-based index for use as the Fund’s benchmark due to the long/short nature of the Fund’s investment strategy and the Fund’s investment objective of seeking total return over the long term.

* * * * * * * * * *

The Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, and acknowledges that the Commission is not foreclosed by its comment process from taking any action with respect to the Trust’s documents.

Please do not hesitate to contact me at (212) 839-7316 if you have comments or if you require additional information regarding the Trust’s Registration Statement.

Respectfully submitted,

/s/ Carol J. Whitesides

Carol J. Whitesides

cc:	Ben Archibald Aaron Wasserman John A. MacKinnon